Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Molecular Templates, Inc.

Austin, Texas

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-8 of our report dated February 22, 2017, except for the effects on the statement of stockholders’ deficit of the Exchange Ratio described in Note 3 and the related disclosure within Note 2 and Note 13, as to which the date is March 30, 2018, relating to the financial statements of Molecular Templates, Inc. for the year ended December 31, 2016 appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

Austin, Texas

June 22, 2018